Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco on April 27, 2026:

The following transcript was made available for a talk given by Meg Nakamura on Pubco’s X and LinkedIn accounts on April 27, 2026:

Hello, everyone. Thank you so much for having me. It's a pleasure to be in Tokyo, especially during Sakura season. My name is Meg Nakamura. I am the COO of Evernorth. Before Evernorth, I spent 20 years in fintech and the last 10 building payments, software and infrastructure in partnership with Visa and MasterCard. The hard lesson that I learned in those 10 years is that better technology alone doesn't always win. Many of us in this room have lived through moments where technology has transformed the way in which systems run and markets operate. Think about the iPhone, the internet before that.

I feel we're in a very special moment right now with blockchain. Today, my message to you is this. For markets to transform, you need three things. Number one, technology. Number two, regulation. And number three, capital.

This is a photo of Times Square in New York in October when we announced our plans to go public. We raised a billion dollars and showed the world that institutional capital is ready for XRP. Financial markets transform when you have three things. Technology catalyzes, regulation stabilizes, and capital validates. When these three things align, markets transform. We've seen this playbook before. We remember scenes like this. Trading used to be paper-based, manual, localized to specific geographies. The electronification of trading transformed the market. Better technology, confidence-building regulation, and capital inflows created a globalized economy, and trading volumes went through the roof. FX trading is one of these examples. Infrastructure matured, regulators set the guardrails, capital came in, and the market grew 10x. We went from a trillion dollars a day to 10 trillion dollars a day.

I don't need to convince anybody in this room that blockchain is better technology. I know we all believe that 24/7, 365 programmable money is the future. Unfortunately, up until now, we haven't had alignment. We haven't had regulatory clarity, and we haven't, therefore, had institutional capital.

We're all excited about XRP because it's increasing in utility. Up until now, it's been focused on cross-border payments. Recently, with XLS 66, XRP is expanding into lending. It's expanding into RWA, real-world asset tokenization, and on-chain Treasury management. As utility grows, activity grows, this chart will continue to go up and to the right.

The second factor, regulatory clarity. All around the world, regulators are advancing frameworks. In the United States, we have the Genius Act and the Clarity Act. In Japan, I know you're moving from regulating crypto as a payment instrument to a financial instrument. These guardrails, these frameworks, this regulatory clarity is vital for capital to come in. With a clear path to compliance, institutional capital will flow in. I'm here to tell you that we are seeing early signs of capital arriving to XRP.

We're seeing three meaningful data points. Number one, stable coins. Number two, tokenized assets. And number three, ETFs. We're seeing $300 billion circulating in stable coin supply. Stable coins are how money will move in the future. Programmable money. of $30 billion in tokenized treasuries and credit. Make no mistake, when the US government is tokenizing bonds, or government bonds are available on chain, this is real, real adoption. In late 2025 alone, we saw over a billion dollars flow into XRP ETFs. We're seeing demand from pensions and capital allocators. ETFs are traditionally the way in which investors get early access to new asset classes. This is a meaningful development.

At Evernorth, we believe the future of finance is blockchain powered. What does that mean? I live in San Francisco and I'm here to tell you, I feel like I'm starting to live in the future. It's really exciting. Have you heard of Kalshi or Polymarket? These are prediction markets. And honestly, I have first-hand experience where these are hugely popular platforms. These platforms are possible because of blockchain.

In the US, I can now use crypto as collateral to get a government-backed mortgage. Relatively soon, I feel like I'm going to be able to access real estate in tokenized form. I'm going to be able to buy and sell real estate on chain. And of course, what presentation is complete without some reference to AI, right?

In AI land, we're talking about agentic payments. It's not what agents will do for you. It's how you help them do stuff for you. How will they make payments? How will they act on your behalf? Agents will be able to act on my behalf because of blockchain. In San Francisco, I'm seeing early proof points that this is actually happening. We want to get to that future faster.

Evernorth accelerates XRP's institutional adoption. We’re operating as a compliant public company. We're deploying capital into liquid on-chain markets and yield strategies. And we're doing this exactly at the time when XRP is expanding its use cases.

At Evernorth, we think of ourselves as the bridge between traditional finance and DeFi. The future is DeFi. The future is vaults. Vaults are helping DeFi scale. Vaults can be tailored to different yield, risk, and capital objectives. These are structured capital allocation tools. Vaults are an example and proof that DeFi is not just an experiment. This is new financial infrastructure. It will become the norm. The proof is in the data. We've seen tremendous growth. In less than a year, the TVL and curated vaults went from less than a billion dollars to over five billion. This is the fastest growth in DeFi that we're seeing. EverNorth will be an active participant.

So to keep this short and sweet, I'm here to tell you that we believe that the future of finance is blockchain powered. History has shown us that there's a playbook. Markets transform when three things are present. You need technology, you need regulation, and you need capital. Blockchain has always been better technology. Up until now, we did not have regulatory alignment. That is happening. With regulatory alignment comes confidence and institutions’ willingness to participate. When these three things come together, scale happens and markets transform. Evernorth, we are the capital. We are bringing institutional capital to XRP to transform markets.

Thank you very much for having me.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.